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                               September 21, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 16,
2022
                                                            File No. 333-265730

       Dear Mr. Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed September 16, 2022

       General

   1.                                                   Please update the legal
opinions for the resale transaction.
       Cover Page

   2. Please disclose whether your shares have been approved for listing on the Nasdaq Capital
                                                        Market. If not, please
clarify whether you currently meet the requirements for your shares to be listed on Nasdaq.
 Pui Lung Ho
FirstName LastNamePui
WANG & LEE     GROUP, Lung
                        Inc. Ho
Comapany 21,
September NameWANG
              2022     & LEE GROUP, Inc.
September
Page 2    21, 2022 Page 2
FirstName LastName
The Offering, page 17

3. Please disclose that in addition to the public offering, the company has registered the resale offering.
Selling Shareholders, page A-3

4. Please disclose the address of each selling shareholder and any material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Part I, Item 9.D.1 of Form 20-F.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Benjamin Tan, Esq.